May 21, 2015

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: SEC letter dated May 8, 2015 regarding the Form 10-K for the Fiscal Year Ended December 31, 2014 filed February 20, 2015 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated May 8, 2015:

Notes to Consolidated Financial Statements
4. Fair Value Measurements, page 148

(1)
Staff Comment: "Refer to your disclosure of fixed maturity securities. It is unclear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of major security types and classes of securities that you present. In this regard, disclosures on pages 93 and 94 indicate that further disaggregation of fixed maturity securities may be necessary."

Response: ASC 820-10-50-2B requires us to determine the appropriate classes of fixed maturity investments to disclose on the basis of the nature, characteristics and risks of the investment. The guidance acknowledges that determining appropriate classes of fixed maturity securities for fair value measurement disclosures requires judgment. In our judgment, the classes of our fixed maturity securities disclosed in our fair value measurement note are appropriate given their nature, characteristics and risks.

Pursuant to ASC 944-320-50-2, companies in the insurance business are subject to the disclosure requirements of ASC 942-320-50. This guidance requires the following major security types to be provided in investment disclosures:

a.	Equity securities, segregated by any one of the following:

1.	Industry type

2.	Entity size

3.	Investment objective

b.	Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies

c.	Debt securities issued by states of the United States and political subdivisions of the states

d.	Debt securities issued by foreign governments

e.	Corporate debt securities

f.	Residential mortgage-backed securities

ff.	Commercial mortgage-backed securities
fff.    Collateralized debt obligations

g.	Other debt obligations

Our presentation of major security types and classes of securities are consistent with the disclosure requirements summarized above.

ASC 942-340-50 states that additional disclosure types may be necessary for investment disclosure purposes. In determining the appropriate types and classes of securities to disclose, we considered the guidance in ASC 320-10-50-1B. Although such guidance relates to general investment disclosures and is not specifically related to disclosures about fair value measurements, the considerations for disclosing a particular security type could be relevant in determining the appropriate level of disaggregation for ASC 820-10-50-2B classifications.

After considering the guidance in ASC 320-10-50-1B, we concluded that the major security types summarized in ASC 942-340-50 provided the appropriate level of disaggregation for our portfolio at December 31, 2014.

For example, we have considered the credit quality of our investment holdings (ASC 320-10-50-1B (d)) and provided disclosure of investment grade and non-investment grade holdings on page 135 of our general investment disclosures. However, the valuation techniques and inputs used to value investment grade and non-investment grade securities are not significantly different. Therefore, investment grade and non-investment grade categories have been combined for purposes of ASC 820-10-50-2B disclosures.

Regarding ASC 320-10-50-1B (a), we considered the diversification of our portfolio as a whole and whether a concentration of investments was held in any one sector. We have determined that our corporate securities, while in a variety of business sectors or activities, are well diversified and, therefore, greater disaggregation by business sector is not necessary to reflect the general risk characteristics of the portfolio.

Given the characteristics of our portfolio, we have concluded disclosure of additional information about the vintage, geographic concentration or other economic characteristics (ASC 320-10-50B (b), (c) and (d)) are not necessary as there is no particular concentration or risk within our portfolio.

In considering the level of disaggregation required for this disclosure, we note that 98 percent of our fixed maturity securities are valued using Level 2 inputs. Given there are no securities valued using Level 1 inputs and only 2 percent using Level 3 inputs (with no significant concentration in a single security type), further disaggregation would provide little additional benefit as to what components are valued based on Level 2 or Level 3 inputs.

We also considered whether the disclosures on pages 93 and 94 indicate further disaggregation of fixed maturity securities may be necessary. These disclosures relate to fixed maturity securities in our portfolio that are in an unrealized loss position. At December 31, 2014, the gross unrealized loss in our portfolio represented less than 1 percent of the amortized cost of our portfolio. Given the amount of gross unrealized losses, we do not believe that disclosures by sector would provide meaningful information regarding the nature or risk of the investment portfolio in the context of our fair value measurement disclosures. In addition, the relative levels of unrealized losses between investment grade and non-investment grade securities do not represent a significant risk requiring disclosure.

Based upon our review of the guidance noted above and the characteristics of our portfolio, we do not believe further disaggregation of fixed maturity securities is necessary at December 31, 2014. We will continue to monitor this on a quarterly basis and will adjust our disaggregation as needed based on the composition of our portfolio.

(2)
Staff Comment: "Refer to your discussion as to how level 2 assets and liabilities are valued, which is vague as to the techniques and inputs used. Please provide us, for each class (see comment one above) of Level 2 fixed maturity securities, available for sale, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb."

Response: Level 2 valuation techniques and input disclosures are presented on pages 148 and 149 for investments and derivatives with additional information provided on page 152 for other assets and liabilities. While we believe our current disclosures are consistent with ASC 820-10-50-2bbb, we will enhance our disclosures to more specifically describe our valuation techniques and inputs by asset and liability classification. Our proposed disclosure to be included in future filings is as follows:

Fixed maturities available for sale and trading securities

Corporate securities are generally priced using market and income approaches using pricing vendors. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity, and credit spreads.

U.S. Treasuries and obligations of U.S. Government corporations and agencies are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets and maturity.

States and political subdivisions are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances and credit spreads.

Asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, mortgage pass-through securities and collateralized mortgage obligations are generally priced using market and income approaches. Inputs generally consist of quoted prices in inactive markets, spreads on actively traded securities, expected prepayments, expected credit default rates, delinquencies, and issue specific information including, but not limited to, collateral type, seniority and vintage.

Equity securities (primarily comprised of non-redeemable preferred stock) are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity, and credit spreads.

Investments held by VIEs

Corporate securities are generally priced using market and income approaches using pricing vendors. Inputs generally consist of issuer rating, benchmark yields, maturity, and credit spreads.

Other invested assets - derivatives

The fair value measurements for derivative instruments, including embedded derivatives requiring bifurcation, are determined based on the consideration of several inputs including closing exchange or over-the-counter market price quotes; time value and volatility factors underlying options; market interest rates; and non-performance risk.

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
John R. Kline
Senior Vice President and Chief Accounting Officer

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